SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 4, 2003

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company (the “Company”), regarding the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2003.

November 4, 2003

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

PSE Center, Exchange Road

Ortigas Center, Pasig City

Attention: Atty. Jose G. Cervantes

Senior Vice President

Gentlemen:

In accordance with Sections 17.1 (b) and 17.3 of the Securities Regulation Code, enclosed is a Current Report with a press release attached thereto regarding the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2003.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

November 4, 2003

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code, we are submitting herewith five (5) copies of a Current Report with a press release attached thereto regarding the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2003.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year

Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles Number/Section

Total Amount of Borrowings

2,206,877 As of June 30, 2003	N/A	N/A

Total No. of Stockholders Domestic Foreign

---------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number ____________________________________

LCU

Document I.D. ____________________________________

Cashier

TAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1. November 4, 2003 __________

Date of Report (Date of earliest event reported)

2. SEC Identification Number _____PW-55 ____ 3. BIR Tax Identification No. ____000-488-793 __

4. Philippine Long Distance Telephone Company _____________________________________

Exact name of registrant as specified in its charter

5. Philippines ___________________________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

Incorporation

7. Makati Avenue, Makati City, Philippines ________________ ___________________

Address of principal office Postal Code

8. (632) 814-3664 __________________________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable_____________________________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

___________________________________________________________________________________

___________________________________________________________________________________

___________________________________________________________________________________

11. Indicate the item numbers reported herein: __________ __________________________________

PLDT POSTS RECORD RESULTS FOR THIRD QUARTER

Smart triples its net income, Fixed Line Business remains stable and ePLDT turns profitable

•               PLDT’s recurring consolidated net income stands at P11.3 billion for the first nine months of 2003, an increase of 140% over last year; after non-recurring charges, consolidated net income reaches P5.8 billion for the same period, an improvement of 58%

•               Smart posts record net income of P4.2 billion in the third quarter of 2003; net income of P10.3 billion for the first nine months of 2003 (up by 212% over last year)

•               Smart and Talk ‘N Text set a new high for net additions, adding nearly 1.2 million subscribers during the third quarter alone; combined subscriber base surpasses 12 million mark as of the end of October 2003

•               Smart pays additional cash dividend of P1.9 billion to PLDT on 3rd November, bringing total cash dividends paid during the year to P6.2 billion

•               Consolidated revenues up by 21% to P70.4 billion

•               Consolidated adjusted EBITDA rises 19% to P39.9 billion. EBITDA margin remains strong at 57% of revenues.

•               PLDT Group reduces debt by a total of US$247 million in the first nine months of 2003

MANILA, Philippines, November 4, 2003 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its preliminary and unaudited financial results for the first nine months of 2003. Driven by Smart Communications Inc.’s (“SMART”) net income of P10.3 billion for the period, PLDT’s consolidated core net income before provisions stood at P11.3 billion compared with P4.7 billion in the first nine months last year, an increase of 140%. Consolidated revenues in the first nine months of 2003 rose by 21% to P70.4 billion and consolidated adjusted EBITDA improved to P39.9 billion from P33.6 billion in the same period last year, up by 19%. The Company’s consolidated net income, after provisions for manpower reduction expenses and non-recurring charges for certain investments, stood at P5.8 billion versus P3.7 billion last year, an improvement of 58%. Even after making significant manpower reduction related payments, the Company’s consolidated free cash flow increased to P14.3 billion in the first three quarters of the year from P12.9 billion last year. As a result, the Group reduced total debt by US$247 million during the period versus debt reduction aggregating US$204 million for the year 2002.

Smart: Solidifying market leadership on all fronts

Smart extended its position as the country’s leading cellular provider, adding nearly 2.2 million subscribers in the first nine months of the year and ending the period with over 9.0 million subscribers. Smart, together with Talk ‘N Text, added close to 1.2 million subscribers in the third quarter alone, on top of the 995,000 net additions recorded in the second quarter and 770,000 net additions in the first quarter. As of the end of the first nine months of the year, Smart and Talk ‘N Text had over 11.5 million subscribers compared with 8.6 million as of year end 2002.

“Smart’s overall performance is ‘simply amazing’,” said Manuel V. Pangilinan, President and CEO of PLDT. “Smart continues to exceed expectations and is set to push back the so-called saturation point of cellular penetration rate in the country. The success of Smart Load validates Smart’s reputation as a relentless innovator, as it tailors its products and services to a broad range of customer needs,” added Pangilinan.

Smart’s exceptional subscriber growth to-date has resulted in record gains in revenues, EBITDA, and net income. In the first nine months of 2003, Smart increased its revenues to P34.5 billion, 50% higher than the P23.0 billion recorded in the same period last year. EBITDA surged by 69% to P20.6 billion from P12.2 billion as revenue growth continued to outpace the growth in expenses. EBITDA margins improved substantially to 60% from 53% last year. Net income more than tripled to P10.3 billion from P3.3 billion last year.

As anticipated, the availability of the lower denomination reloads via Smart Load resulted in a 9% decline in blended ARPU. This decline has been mitigated however by Smart’s ability to continually drive down its subscriber acquisition costs. Blended subscriber acquisition costs for both prepaid and postpaid services declined by 23%, which allowed Smart to maintain a 1.9-month payback period on subscriber acquisition costs at current ARPU levels. Smart Load has also succeeded in bringing down churn rates, with blended churn rates going down from 3.4% in the first nine months of 2002 to 2.9% in the first nine months of 2003. As a result of this novel approach, Smart has been able to establish a distribution network of over 250,000 retail outlets, 80% of which are micro-businesses. The “over-the-air” reload concept has also reduced costs associated with the printing, distribution, handling and issuance of prepaid cards.

Smart’s capital expenditures remained within its full year estimate of approximately P9.0 billion as it spent P6.9 billion in the first nine months of 2003. Smart has extended its nationwide coverage to 939 cities and municipalities covering 84% of total population through its network of 30 switches and 3,500 base stations. Switching capacity has been expanded to accommodate 13.8 million subscribers from 9.6 million subscribers at the end of 2002.

Smart’s free cash flow rose significantly to P10.7 billion in the first nine months of 2003, from P7.5 billion in the same period last year. This enabled Smart not only to reduce its debt by US$86 million in the first nine months of the year but also allowed it to pay dividends representing 100% of its net income in 2002 aggregating P6.2 billion to PLDT in June and November 2003.

“While Smart’s strategies must evolve to keep pace with changes in technology and the marketplace, our basic philosophy remains the same – very simply, we provide a wide array of voice and data services and make these services available and accessible at affordable prices, anchoring these on a robust network with extensive coverage,” explained Napoleon L Nazareno, President and CEO of Smart. “At the same time, we endeavor to keep our variable costs down so that even marginal subscribers become profitable for us. Our record net income this third quarter should belie the conventional thinking that declining ARPUs necessarily translate into lowering profitability. Our increasing EBITDA margins should further substantiate our belief that increased revenues derived from a growing subscriber base coupled with controlled variable costs will result in a healthy bottom line, ” added Nazareno.

PLDT Fixed Line: Staying the Course

On the Fixed Line side, total revenues remained steady at P33.9 billion in the first nine months of the year. EBITDA, excluding the effects of non-recurring charges, increased to P22.7 billion supplemented by P4.3 billion dividends from Smart. As a result of the increase in termination rates implemented in February 2003, international long distance revenues grew by 19% to P8.8 billion in the first nine months of 2003. Data service revenues grew by 4% year-on-year to P4.2 billion, driven by the increased demand for both corporate and retail data services. Local exchange revenues declined by 2% to P15.5 billion in the first nine months of the year while national long distance remained under pressure, decreasing by 18% year-on-year to P4.7 billion. As of September 30, 2003, PLDT had 2.1 million fixed lines in service, of which 15% were prepaid subscribers.

Following the implementation of its Manpower Reduction Program, PLDT booked P1.9 billion manpower reduction cost, including a curtailment cost of P533 million (P362 million after-tax) for accelerated past service pension and other costs relating to employees who availed of the program. At the end of the third quarter 2003, PLDT had 10,355 employees compared with 12,131 as of year end 2002. PLDT’s ratio of fixed lines per employee has improved from 172 as of year end 2002 to 203 as of September 30, 2003.

In the first nine months of 2003, PLDT Fixed Line reduced debt by US$150 million. PLDT’s free cash flow increased to P7.5 billion, augmented by the P4.3 billion in dividends paid by Smart in June 2003 and after taking into account manpower reduction related payments. PLDT’s fixed line capital expenditures stood at P3.9 billion in the first three quarters as against the full year adjusted target of P6.0 billion.

“The challenges of the fixed line business remain ahead and will still involve a lot of effort to meet them, ” explained Pangilinan. ”However, management stands firm on its commitment to strengthening the financial standing of the company, improving its efficiency, and developing new revenue sources.”

ePLDT: Turning the Profitability Corner

ePLDT, the Group’s information communications technology arm, posted profitable operations in the third quarter of 2003 driven by the growth of its two call centers – Vocativ and Parlance, and the stable contribution of its Internet Service Provider – Infocom. In the first nine months of 2003, ePLDT generated total revenues of P1.3 billion which is more than double its revenues in the first nine months of 2002 of P613 million.

Parlance, a 522-seat call center exclusively servicing the customer support requirements for one of the largest direct-to-home satellite service providers in the United States, contributed revenues and net income of P251 million and P46 million, respectively, in the first nine months of 2003. Vocativ, which is currently ramping up capacity from 520 seats to 750 seats before year end 2003, recorded revenues and net income of P214 million and P16 million, respectively, during the first nine months of the year. Infocom continues to be one of the leading ISP’s in the country with over 29,000 corporate and retail customers. It generated revenues of P268 million in the first nine months of the year and contributed net income of P15 million during the same period.

“After nearly three years of operations, the momentum is now shifting in favor of ePLDT,” said Ray C. Espinosa, President of ePLDT. “We will continue to maximize the opportunities and resources available to us as the ICT arm of the PLDT Group to execute our goal to become the premiere ICT company in the Philippines,” Espinosa added.

PLDT Group: Improving Business Fundamentals

“I realize that 2003 is not over yet but the resiliency and intensity shown by the Group in meeting, if not exceeding, its targets fill me with great optimism that we will end this year stronger than ever,” Pangilinan added. “Our results in the third quarter reached a number of milestones – a record performance from Smart, the steady improvement of PLDT Fixed Line and a profit turnaround for ePLDT. I am also pleased to report that as of today, Smart and Talk ‘N Text have together crossed the 12 million cellular subscriber threshold. Clearly, our performance demonstrates our commitment to increase earnings, improve cash flows and reduce debts,” concluded Pangilinan.

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(a)     Net income without deducting MRP-related costs, other non-recurring charges booked in 9M03 and non-recurring charges relating to Piltel of P1 billion booked in 9M02

(b) EBITDA is defined as earnings before minority interest in net income (losses) of consolidated subsidiaries, adding back interest expense and related items, taxes, depreciation and amortization, deducting interest income and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity. Adjusted EBITDA is presented as EBITDA without deducting MRP-related costs and other non-recurring charges booked in 9M03 and non-recurring charges relating to Piltel of P1 billion booked in 9M02

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This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L Chua Anna V Bengzon Menardo Jimenez, Jr

Tel No: 816-8213 Tel No: 816-8024 Tel No: 816-8468

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: November 4, 2003